Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading names Philip Carrozza President

EDMONTON, ALBERTA - (August 20th, 2009) – The Board of Directors of Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) announces that Philip Carrozza has been appointed President of Titan.

Mr. Carrozza is currently the Director of US Trading Operations for Titan Trading USA LLC (“TTU”) and is responsible for managing accounts and conducting Titan's US stock and futures trading operations. With 22 years of experience as a professional trader and trading executive, Mr. Carrozza is the originator of Titan's trading and automatic order execution platforms. Prior to joining the company, Mr. Carrozza was Head Analyst and Trader for Carlin Equities Corporation which was headquartered in New York. Mr. Carrozza is an attorney and a member of the Massachusetts Bar. Through his extensive contacts in the New York and Florida trading communities, he will be responsible for developing new business opportunities and strategic partnerships for Titan.

Mr. Ken Powell has been appointed as Chairman of the Board of Titan and retains the position of Chief Executive Officer.

Ken Powell, CEO and Chairman of the Board of Directors of Titan stated, “The Board is pleased that Mr. Carrozza has accepted the role and responsibility of President of Titan. The relationships and expertise he has developed over the years are strong foundations for Titan and its shareholders during the commercial rollout of our proprietary automated trading platform, TickAnalyst X2. Under Mr. Carrozza's direction, we are confident that Titan will further validate the strengths of the TickAnalyst products and will advance its objectives to promote revenues, profitability and growth as an organization.”

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

Forward Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Philip Carrozza, President
pcarrozza@titantrading.com

Or

Kenneth W. Powell, Chariman & CEO:
kpowell@titantrading.com

Ph. (780) 438-1239

www.titantrading.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.